Exhibit 12.1

SUMMIT MATERIALS, INC. AND SUBSIDIARIES

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	December 31,	January 2,	December 27,	December 28,	December 29,
($ in thousands)	2016	2016	2014	2013	2012
Income (loss) from continuing operations before income taxes (1)	$56,805	$(19,194)	$(13,336)	$(105,798)	$(50,951)
Add (deduct):
Distributions from equity investments	3,500	1,800	757	120	817
Income from equity method investees	(3,266)	(2,609)	(1,408)	(1,161)	(683)
Capitalized interest	—	—	—	(640)	(193)
Fixed Charges	102,684	88,677	88,570	58,419	59,438
Earnings, as defined	$159,723	$68,674	$74,583	$(49,060)	$8,428
Fixed Charges:
Interest on indebtedness and amortization of deferred financing costs	$96,483	$84,629	$86,742	$56,443	$58,079
Capitalized interest	—	—	—	640	193
Portion of rental expense under operating leases representative of the interest factor	6,201	4,048	1,828	1,336	1,166
Total fixed charges	$102,684	$88,677	$88,570	$58,419	$59,438
Ratio of earnings to fixed charges (2)(3)	1.6 x	0.8 x	0.8 x	N/A	0.1 x

(1)     Represents earnings from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries.

(2)     The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals).

(3)     Earnings were insufficient to cover fixed charges by $20.0 million, $14.0 million, $107.5 million, and $51.0 million for fiscal years 2015, 2014, 2013, and 2012, respectively.